FOIA CONFIDENTIAL TREATMENT REQUEST	430 North McCarthy Boulevard
Confidential Treatment Requested by JDS Uniphase Corporation	Milpitas, CA 95035 USA
Tel 408.546-5000
Fax 408 546-4300
www.jdsu.com

May 4, 2007

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re:	Comment Letter dated March 30, 2007 (fax received March 30, 2007)

Dear Mr. Webb:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 filed on September 14, 2006, Form 10-K/A for the year ended June 30, 2006 filed on September 18, 2006, Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006, and Form 8-K filed on January 31, 2007 with the Securities and Exchange Commission (the “Commission”). We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette
Executive Vice President and Chief Financial Officer

Attachments:

1.	Responses to comment letter dated March 30, 2007
2.	SAB 99 memo for the period ended December 30, 2006

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Confidential Treatment Requested by JDS Uniphase Corporation

Re:	JDS Uniphase Corporation

Form 10-K for the year ended June 30, 2006

Filed September 14, 2006

File No. 000-22874

Dear Mr. Webb:

This letter responds to your comment letter dated March 30, 2007, to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The Commission’s comments and the Company’s response to each of the items included in the comment are presented below.

Form 10-K/A filed September 18, 2006

1.	Please refer to our prior comment 2. If an amendment is filed to correct any errors or omissions with respect to required certifications, the amended filings must contain the entire filing together with all required certifications. Refer to Question 17 of the “Sarbanes-Oxley Act of 2002 – Frequently Asked Questions dated November 8, 2002 (Revised November 14, 2002)”.

Company Response:

The Company believes that correcting the inadvertent omission of the internal control introductory language in paragraph 4 of its Section 302 certifications should not require the Company to re-file its entire filing in its amendment. While the Company acknowledges its obligation to certify its periodic reports with the exact language of the required certifications, the Company respectfully submits that re-filing an entire filing should be reserved for those errors and omissions in Section 302 certifications that are so significant as to render the certifications materially deficient. Question 17 of the November 2002 Sarbanes-Oxley Act FAQs only addresses situations where the original periodic report did not include the required certification and it does not address situations where a certification contains minor omissions. In contrast to the issue in Question 17, the Company’s original Annual Report on Form 10-K (“Form 10-K”) filing included a substantially complete certification and the Company does not believe that the omission of the introductory language should be considered the equivalent of not filing a certification at all.

The Company respectfully submits that the omitted language was not significantly deficient enough to warrant the effort and expense of re-filing the entire filing in order to correct the omission. The omitted language was simply a statement of fact that the certifying officers are responsible for establishing and maintaining internal control over financial reporting. This fact is true by operation of Rule 13a-15 itself, and the inadvertent omission of this fact does not enable the certifying officers to disclaim responsibility for the Company’s internal controls. In addition, the Section 302 certification that the Company filed with its original Form 10-K included paragraph 4(b), which provides an indication that the certifying officers are responsible for establishing and maintaining internal control over financial reporting. Thus, the certification in the original filing was substantially complete and should not fall under the same analysis as the situation addressed in Question 17.

We understand that the Staff has made accommodations in the past to allow abbreviated amendments in situations where certifications have contained minor errors and omissions, as well as where certifications have omitted both the introductory language and paragraph 4(b).

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Confidential Treatment Requested by JDS Uniphase Corporation

The Company effected a reverse stock split shortly after filing its Form 10-K, such that having to re-file its Form 10-K would require the Company to expend significant resources to recast and audit the financial statements to give effect to the reverse stock split, including obtaining a new audit opinion and consent from its independent registered public accounting firm. Accordingly, in light of the fact that the original Section 302 certification was substantially complete and that the Staff has granted accommodations in the past, the Company respectfully requests the Staff to concur with the view that no further amendment is required to correct the omission in the original certification.

Form 10-Q for the quarterly period ended September 30, 2006

Financial Statements, page 3

Note 1. Basis of Presentation, page 6

Reclassifications and Out of period adjustments, page 6

Commission Comment:

2.	Please refer to our prior comment 3. With regards to your out of period adjustments, please address the following:

•

Please explain in greater detail why you believe the net loss misstatement of 14.9% and earnings per share misstatement of 12.5% for the three months ended September 30, 2006 is not quantitatively material enough to require a restatement.

Company Response:

We recorded three out of period adjustments in the quarter ended September 30, 2006. We evaluated the impact of the out of period adjustments from both quantitative and qualitative perspectives. From the quantitative perspective, the impact of the out of period adjustments, individually or combined, was evaluated with regard to the following: (a) individual affected line items in the financial statements (cost of sales, gross profit, operating expenses), (b) net loss, and (c) earnings per share (“EPS”) for the quarter ended September 30, 2006.

	Cost of Sales		Gross Profit		Operating Expenses		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Balance prior to out of period adjustments	208.0		100.2		134.3		(14.8)		(0.074)

Out of Period Adjustments:
Adjustment #1*	1.1	0.52%	(1.1)	-1.12%	0.0	0.00%	(1.1)	6.32%	(0.005)	5.39%
Adjustment #2*	0.0	0.00%	0.0	0.00%	0.4	0.30%	(0.4)	2.30%	(0.001)	1.72%
Adjustment #3*	1.1	0.52%	(1.1)	-1.12%	0.0	0.00%	(1.1)	6.32%	(0.005)	5.39%

Total	2.2	1.05%	(2.2)	-2.24%	0.4	0.30%	(2.6)	14.94%	(0.011)	12.50%

Balance as reported in the 10-Q	210.2		98.0		134.7		(17.4)		(0.085)

*	Please refer to our earlier response letter to the SEC dated February 27, 2007 and the attached SAB 99 memo for the quarter ended September 30, 2006 for description of these adjustments.

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Confidential Treatment Requested by JDS Uniphase Corporation

The impact of the combined out of period adjustments increased cost of sales by $2.2 million or 1.05%, decreased gross profit by $2.2 million or 2.24%, and increased operating expenses by $0.4 million or 0.30%. In absolute dollar amounts, the largest impact of an individual out of period adjustment to an individual financial statement line item was $1.1 million, which is not material to the financial statements taken as a whole. Similarly, the impact of the out of period adjustments in percentage terms to individual financial statement line items ranged from (1.12%) to 0.52%, and was not quantitatively material. Accordingly, we respectfully submit that, based on a quantitative analysis, the impact of these out of period adjustments on cost of sales, gross profit, and operating expenses was not material, individually or combined, for the quarter ended September 30, 2006.

With regard to the net loss, the impact of the individual adjustments ranged from $0.40 million to $1.1 million or 2.30% to 6.32% of net loss. On a combined basis, the impact was $2.6 million or 14.94% of net loss.

With regard to Earnings per Share (“EPS”), the impact of the individual adjustments ranged from $0.001 to $0.005 or 1.72% to 5.39% of net loss. On a combined basis, the impact on EPS was only $0.01.

We believe that the range of percentages for net loss and EPS represented by the out of period adjustments is not material to neither the net loss nor EPS for the quarter ended September 30, 2006. The impact on net loss and EPS was evaluated as follows:

•

Consideration of the break-even period. Because the results of operations for the quarter ended September 30, 2006 were a significant improvement from the same period in the preceding year, and because we were close to break-even in the quarter ended September 30, 2006, we do not believe that the out of period adjustments are material. Historically, the Company had gross margins ranging from 16% to 28% for fiscal years 2004 through 2006. In addition, the Company incurred significant losses in most quarters of the previous three fiscal years and actual annual losses for those fiscal years as presented below.

	Net Income (Loss) in $ million Fiscal Year
	2006	2005	2004
Q1	(67.0)	(36.0)	(28.1)
Q2	(42.1)	(41.0)	(58.5)
Q3	3.7	(38.6)	(7.3)
Q4	(45.8)	(145.7)	(21.6)

	(151.2)	(261.3)	(115.5)

As a result of previous restructuring efforts, the impact of our acquisition of Acterna and the completion or wind down of certain “initiatives” incurred to recast our operations, the results of operations for the quarter ended September 30, 2006 improved compared to prior quarters to a level that was close to break-even. As of the quarter ended September 30, 2006, *. The Company has not historically operated at thin gross margins. Accordingly, when the percentages of net loss and EPS represented by the out of period adjustments are considered in the context of our improved results, and in light of the fact that we were close to break-even, we do not believe that such percentages would be material.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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Confidential Treatment Requested by JDS Uniphase Corporation

We have also subsequently read the comments made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the SEC, in his remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006 with regard to consideration of a break-even period in assessing materiality and believe that his comments support our assessment and outline a process of assessing the matter in a manner relatively similar to ours.

•

Consideration of the percentage measures. We believe that a materiality assessment based solely upon the percentage measures is not appropriate. The materiality assessment should be based on several quantitative and qualitative factors.

In our earlier response letter to the SEC dated February 27, 2007 which included our SAB 99 memo for the quarter ended September 30, 2006, we considered the impact of the out of period adjustments on the current quarter, the previous quarters which the errors relate to, the estimated annual net income (loss), the trend in earnings, EPS, and other qualitative factors. Highlighted below are certain qualitative factors which, in addition to the factors mentioned in our earlier SAB 99 memo, were considered to reach the conclusion that these out of period adjustments are not material based on the qualitative factors.

We have also subsequently read the comments made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the SEC, in his remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006 with regard to the consideration of percentage measures and believe that his comments support our assessment and outline a process of assessing the matter in a manner relatively similar to ours.

•

Consideration of the trend of financial statement line items. The out of period adjustments did not change the trend of cost of sales, gross profit, operating expenses or net loss for the quarter ended September 30, 2006. In addition, the out of period adjustments did not change net loss and EPS for the quarter ended September 30, 2006 from a loss to an income position.

•

Consideration of the judgment of a “reasonable person”. Historically, the Company has had significant net losses. Accordingly, revenue growth and gross profit were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community. All out of period adjustments recorded in the quarter ended September 30, 2006 have no impact on revenue. Therefore, the most significant measure of our operating performance considered by the investment community was not affected by such adjustments.

In addition, these out of period adjustments were disclosed in the Notes to Condensed Consolidated Financial Statements incorporated in the Form 10-Q for the quarter ended September 30, 2006 which was filed on November 9, 2006. There was no significant effect on the stock price on or around the filing date in response to the disclosure of these out of period adjustments as evidenced by data in the table below.

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Confidential Treatment Requested by JDS Uniphase Corporation

	Date	Adjusted Close Price*	% change
	15-Nov-06	17.71	8.9%
	14-Nov-06	16.64	2.3%
	13-Nov-06	16.39	0.7%
	10-Nov-06	16.28	0.1%
Filing date	9-Nov-06	16.27	—
	8-Nov-06	16.41	0.9%
	7-Nov-06	16.70	2.6%
	6-Nov-06	16.90	3.9%
	3-Nov-06	16.58	1.9%

*	Adjusted for impact of the 1-for-8 reverse stock split effected on October 16, 2006. (Source: Yahoo Finance)

Therefore, we believe the impact of these out of period adjustments to net loss and EPS were not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

We have also subsequently read the comments made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the SEC, in his remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006 with regard to qualitative consideration in evaluating materiality and believe that his comments support our assessment and outline a process of assessing the matter in a manner relatively similar to ours.

In the context of the Company’s historical quarter and estimated annual results and given that the Company *, the use of percentages for standard benchmarks such as “income (loss) before income taxes” or “net income (loss)” * is recognized as potentially inappropriate and establishes a standard of financial statement accuracy beyond what any “reasonable person” would expect. We concluded that the impact of recording these out of period adjustments in the quarter ended September 30, 2006 was not material to the quarterly financial statements, as a whole, and as a result, we believe the financial statements for the quarter ended September 30, 2006, as reported, are not materially misstated.

Commission Comment:

•

In this regard, we noted your reference to paragraph 29 of APB 28 that “changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Please tell us the relevance of this guidance considering you expect your net loss to decrease significantly for the fiscal year ending June 30, 2007, in which case it appears the out of period adjustments could be material to your statement of operations for the year ending June 30, 2007. We refer you to Todd E. Hardiman’s Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments which can be found on our website at: htpp://www.sec.gov/news/speech/2006/spch121206teh.htm

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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Confidential Treatment Requested by JDS Uniphase Corporation

Company Response:

We referenced paragraph 29 of Accounting Principles Board Opinion No. 28 “Interim Financial Reporting” (“APB 28”) with regard to determining materiality for the purpose of reporting the correction of an error in an interim financial reporting period. Paragraph 29 stated that “… amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

In our earlier response letter to the SEC dated February 27, 2007 which included our SAB 99 memo for the quarter ended September 30, 2006, we considered the impact of the out of period adjustments on both the current quarter and the estimated annual net income (loss), trend of earnings, and EPS for the full fiscal year and other qualitative factors. We consider paragraph 29 of APB 28 important as it directs attention towards the impact of the error correction on the annual financial statements.

In reaching the conclusion that the out of period adjustments recorded in the first quarter were not material for the projected annual financial statements we considered:

(a)	the relatively low dollar value of the out of period adjustments compared to all measures *,

(b)	*,

(c)	the Company has had a history of significant losses such that the users of our financial statements are not accustomed to measuring our performance based on historical net loss

(d)	*,

(e)	our business does not operate at thin gross margins and *,

(f)	*, we believe that it is even more critical that a materiality assessment not be based solely upon a percentage measure, and

(g)	*, qualitative factors play an even greater role in the materiality assessment.

Given these considerations, we concluded that these out of period adjustments were not material to the quarter and the projected annual financial statements.

We have also subsequently read the comments made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the SEC, in his remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006 with regard to consideration of break-even period and percentage measure in assessing materiality and believe that his comments support our assessment and outline a process of assessing the matter in a manner relatively similar to ours.

Commission Comment:

•

We noted your discussion on page 8 that you updated your SAB 99 assessment in conjunction with your 10-Q filing for the quarter ended December 30, 2006 to assess certain new out of period adjustments that were identified in that quarter. Please tell us the nature of these out of period adjustments and provide us with your related SAB analysis.

Company Response:

We identified new out of period adjustments in the quarter ended December 31, 2006 (See our December 30, 2006 SAB Memo attached). The nature of these out of period adjustments follows:

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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Confidential Treatment Requested by JDS Uniphase Corporation

Adjustment #1: Certain errors in accrued expenses resulted in an overstatement of previous quarters’ cost of sales and operating expense of $0.3 million and $1.2 million, respectively. Of the $1.5 million total overstatement, $1.0 million related to the quarter ended September 30, 2006 and $0.5 million related to the year ended June 30, 2006. These errors were caused by the transition of our newly acquired subsidiary, Acterna’s North America operation, from their legacy ERP system to our integrated ERP system, and resulted in the identification of certain payables accounts which had not been properly reconciled in their legacy ERP system.

Adjustment #2: Certain errors in accrued expenses resulted in an overstatement of cost of sales of $0.7 million related to the year ended June 30, 2005. These errors were caused by the lack of proper reconciliation of a system generated payables account at one of our manufacturing sites.

Adjustment #3: Improperly accounting for an excess & obsolete inventory liability of $0.6 million in the quarter ended September 30, 2006 resulting in an understatement of cost of sales. This error was caused by a combination of personnel turnover and lack of formalized review procedures for adjustments to inventory liabilities at one of our sites for goods received from contract manufacturers.

Adjustment #4: Improperly recording stock option expenses of $0.6 million resulting in an understatement of cost of sales of $0.1 million and an understatement of operating expenses of $0.5 million in the quarters ended September 30, 2006 and June 30, 2006, respectively. This error was caused by the incorrect coding of the attribution method for forfeiture rate assumptions into our option expense sub-ledger system.

Adjustment #5: Improperly recording deferred rent expense related to our Ottawa facility resulting in an understatement of operating expense $0.3 million, of which $0.1 million related to the quarter ended September 30, 2006 and $0.2 million related to the quarter ended June 30, 2006. This error was caused by not identifying the impact of a lease extension on the deferred rent calculation.

Adjustment #6: Improperly recording a retention bonus related to our Lightwave acquisition resulting in an understatement of operating expense of $1.2 million of which $1.0 million related to the year ended June 30, 2006 and, $0.2 million related to the year ended June 30, 2005. This error was caused by an incorrect assessment in our purchase accounting in fiscal year 2005 whereby a retention bonus was incorrectly recorded to goodwill rather than expense.

Adjustment #7: Improperly accounting for the conversion of the Ramar acquisition convertible notes into common stock and a convertible note repayment resulting in an overstatement of interest expense of $1.1 million spread fairly ratably over the years ended June 30, 2000 through 2006. This error was caused by not accounting for the conversions and repayment of the convertible notes in fiscal year 2000.

In the SAB 99 memo for the quarter ended December 31, 2006, we considered the impact of the out of period adjustments on the current quarter, the quarters in which the errors had occurred, the estimated annual net income (loss), the trend in earnings, EPS, and other qualitative factors. We have summarized some of the quantitative factors which support our conclusion reached below.

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Confidential Treatment Requested by JDS Uniphase Corporation

	Cost of Sales		Gross Profit		Operating Expenses		Interest Expense		Net Income		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Balance prior to out of period adjustments	219.5		136.8		151.8		2.2		22.6		0.107

Out of Period Adjustments:
Adjustment #1	(0.3)	-0.14%	0.3	0.22%	(1.2)	-0.79%	0.0	0.00%	1.5	6.47%	0.007	6.47%
Adjustment #2	(0.7)	-0.32%	0.7	0.51%	0.0	0.00%	0.0	0.00%	0.7	3.02%	0.003	3.02%
Adjustment #3	0.6	0.27%	(0.6)	-0.44%	0.0	0.00%	0.0	0.00%	(0.6)	-2.59%	(0.003)	-2.59%
Adjustment #4	0.1	0.05%	(0.1)	-0.07%	0.5	0.33%	0.0	0.00%	(0.6)	-2.59%	(0.003)	-2.59%
Adjustment #5	0.0	0.00%	0.0	0.00%	0.3	0.20%	0.0	0.00%	(0.3)	-1.29%	(0.001)	-1.29%
Adjustment #6	0.0	0.00%	0.0	0.00%	1.2	0.79%	0.0	0.00%	(1.2)	-5.17%	(0.006)	-5.18%
Adjustment #7	0.0	0.00%	0.0	0.00%	0.0	0.00%	(1.1)	-100.00%	1.1	4.74%	0.005	4.74%

Total	(0.3)	-0.14%	0.3	0.22%	0.8	0.52%	(1.1)	-100.00%	0.6	2.59%	0.003	2.59%

Balance as reported in the 10-Q	219.2		137.1		152.6		1.1		23.2		0.110

The impact of the combined out of period adjustments decreased cost of sales by $0.3 million or (0.14%), increased gross profit by $0.3 million or 0.22%, and increased operating expenses by $0.8 million or 0.52%. In dollar amounts, the largest impact of an individual out of period adjustment to an individual financial statement line item was ($1.2) million and $1.2 million. Similarly, the impact of the out of period adjustments in percentage terms to an individual financial statement line item was not material and ranged from (0.79%) to 0.79%. We considered the impact to the interest expense line item and concluded that it was not material due to the nature and the amount of the item in relation to other line items.

With regard to the net income, the impact of the individual adjustments ranged from ($1.2) million to $1.5 million or (5.17%) to 6.47% of net income. On a combined basis, the impact was $0.6 million or 2.59% of net income.

With regard to EPS, the impact of the individual adjustments ranged from ($0.006) to $0.007 or (5.18%) to 6.47% of net income. On a combined basis, the impact on EPS was only $0.003.

The cumulative impact of the out of period adjustments identified in Q1 2007 and Q2 2007 had a total effect on net income of $1.9 million for the first six months of fiscal year 2007.

Together with other quantitative and qualitative factors considered in our SAB 99 memo for the quarter ended December 31, 2006, we concluded that these out of period adjustments were not material, individually or combined, for the quarter ended December 31, 2006 and the periods in which the errors were incurred. In addition, the cumulative impact of out of period adjustments for fiscal year 2007 identified in the first and second quarter was not expected to be material to the annual financial statements.

Commission Comment:

•

With regards to the September 30, 2005 out of period adjustments, please reconcile your statement that the out of period out of period adjustments resulted in $.04 additional net loss per share for the quarter ended September 30, 2005 on the bottom of page 9 with the $.03 shown in your table on page 11.

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Confidential Treatment Requested by JDS Uniphase Corporation

Company Response:

With regards to the quarter ended September 30, 2005, the out of period adjustments resulted in $0.04 additional net loss per share. The $0.03 shown in the table on page 11 of our letter dated February 27, 2007 was due to rounding.

Commission Comment:

•

Finally, tell us how the out of period adjustments impact your Statement 131 segment disclosures and your conclusions as to how the referenced out of period adjustments are required to be reflected in your financial statements and the notes thereto.

Company Response:

The Company’s operating income (loss) by segment for the three previous fiscal years is as follows:

Operating income (loss) (in $ millions)	FY2006	FY2005	FY2004
Optical Communications	$(26.6)	$(36.0)	$(52.0)
Communication Test & Measurement(1)	70.7	—	—
Advanced Optical Technologies	36.2	28.0	50.2
All Other	0.0	(4.1)	(0.3)
Corporate	(120.5)	(99.8)	(87.8)

Total segment operating loss	$(40.2)	$(111.9)	$(89.9)

(1)	Our Communication Test and Measurement segment is comprised of the operating income of Acterna and Test-Um which were both acquired during fiscal year 2006.

All three of the out of period adjustments recorded in the quarter ended September 30, 2006 related to our Optical Communications segment. The impact of the out of period adjustments, individually or combined, was evaluated with regard to the following: (a) the Optical Communications segment operating income of $2.2 million and (b) the total segment operating loss of $7.0 million for the quarter ended September 30, 2006. The impact of the out of period adjustments did not change the Optical Communications segment operating income from a loss to income and did not change the total segment operating loss from income to a loss. Operating income (loss) for each of the segments is presented below.

Operating income (loss) (in $ millions)	Q1FY07
Optical Communications	$2.2
Communication Test & Measurement	6.8
Advanced Optical Technologies	11.0
All Other	1.7
Corporate	(28.7)

Total segment operating loss	$(7.0)

The impact of the combined out of period adjustments decreased Optical Communications segment operating income from $4.8 million to $2.2 million or 54%, and increased total combined operating loss for all segments from $4.4 million to $7.0 million or 59% for the quarter ended September 30, 2006.

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Confidential Treatment Requested by JDS Uniphase Corporation

Out of Period Adjustments:	$ millions	% of Op Com segment operating income	% of Total combined operating loss for all segments
Adjustment #1	$1.1	50.0%	-15.71%
Adjustment #2	0.4	18.2%	-5.71%
Adjustment #3	1.1	50.0%	-15.71%

Total	$2.6	118.2%	-37.14%

Given the annual historical trends for the fiscal years 2004 through 2006, the impact of the individual and combined out of period adjustments is not material in absolute dollar amounts to the annual Optical Communications segment operating income and the total segment operating loss. We concluded that the impact of the out of period adjustments to the periods they relate to, $2.5 million to the year ended June 30, 2006, was not material. The impact of the combined adjustments to the segment disclosure for the year ended June 30, 2006 is a change of 9.4% for the Optical Communications operating loss and 6.2% for total segment operating loss. As a result, we believe the segment disclosure for the year ended June 30, 2006 and the quarter ended September 30, 2006, as reported, is not misstated.

For the quarter ended September 30, 2006, the impact of these adjustments is not material in absolute dollar amounts, individually or combined, to the Optical Communications segment operating income and the total combined operating loss for all segments. The impact of the individual and combined adjustments as a percentage of Optical Communication operating income and total combined operating loss for all segments is high because the Optical Communications segment operating income and the total segment operating loss for the quarter ended September 30, 2006 were close to break-even. The Optical Communications segment operating income (loss) for six consecutive quarters is presented in the table below. Accordingly, we believe that a materiality assessment based on a percentage measurement, in and of itself, is not appropriate.

	(in $ millions)
	Q1FY06	Q2FY06	Q3FY06	Q4FY06	Q1FY07	Q2FY07
Optical Communications operating income (loss):	(16.7)	(10.2)	2.2	(1.9)	2.2	(0.1)

We also considered the following qualitative factors as set forth in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•	Whether the misstatement masks a change in earnings or other trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•	Whether the misstatement changes a loss into income or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

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Confidential Treatment Requested by JDS Uniphase Corporation

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We did not believe that disclosure of the prior period adjustment and its impact would have a significant response in the marketplace, based on their true economic impact on the company.

•	Pervasiveness. SAB 99 discussed pervasiveness as a factor in analyzing materiality in certain contexts. Adjustments are not pervasive to the financial statements as a whole.

We concluded that the impact of recording these adjustments in the quarter ended September 30, 2006 was not material to the quarterly segment disclosure.

Commission Comment:

3.	Regarding your consideration of SAB 108 requirements, please respond to the following:

•

Please tell us your consideration of Question 2 in SAB 108 regarding the material misstatement in the current year and how this impacts your historical practices whereby out of period adjustments are recorded in the immediate subsequent period.

Company Response:

We do not record out of period adjustments in the immediate period subsequent to the period in which they are identified. Our policy is to record all out of period adjustments in the period in which they are identified. However, in rare instances, we have identified out of period adjustments very late in our close process immediately prior to filing our Form 10-Q and subsequent to issuing our earnings release. In those circumstances, we assess whether the unrecorded journal entry from a current quarter’s perspective is material for the current quarter’s financial statements, and in addition, if the unrecorded journal entry is an out of period adjustment going back to prior fiscal years, and whether the entry will impact our assessment that the cumulative effect of out of period adjustment is not expected to be material to the year as whole. Subsequent to our assessment, if we conclude that the out of period adjustments are not material, we record those out of period adjustments in the next period. These instances represent infrequent exceptions to the policy that errors are corrected in the quarter in which they are identified.

MAY07SECRES - 12

Confidential Treatment Requested by JDS Uniphase Corporation

Commission Comment:

•

Also, we noted your discussion that had the company adopted SAB 108 for the interim period ended September 30, 2006, [you] would have not recorded the cumulative effect adjustment as the impact of unadjusted errors is not material to the immediately proceeding annual financial statements. In light of the fact that SAB 108 appears to focus on both current year and prior year misstatements, please clarify why you believe this conclusion is appropriate.

Company Response:

We have not yet adopted SAB 108. However, we consider the provisions of SAB 108 in our quarterly assessment of the materiality of out of period assessments. We have evaluated the out of period adjustment identified, individually or combined, as not being material to the immediately preceding annual financial statements, and also to the expected annual results of operations for the current year.

We understand that the cumulative effect adjustment method of initially applying the guidance of SAB 108 is only available if:

1.	The cumulative effect of the unadjusted errors as of the date of adoption would have been material to the annual financial statements for the year immediately preceding the date of adoption.

2.	The effect of correcting the out of period adjustments during the year of adoption would cause those financial statements to be materially misstated.

We also understand the use of the cumulative effect method of initially applying the provisions of SAB 108 is not permitted if the amount of the adjustment is not material.

Form 8-K dated January 31, 2007

Commission Comment:

4.	We noted your non-GAAP disclosures regarding non-GAAP revenues for the second quarter and the first quarter of fiscal year 2007, however, we did not see a reconciliation to the comparable GAAP measure in your Form 8-K. In addition, we note you did not include a reconciliation of the first quarter 2007 non-GAAP measures disclosed herein (specifically non-GAAP net income of $6.8 million and non-GAAP net income per share of $.03 per share) to the directly comparable GAAP measure. Please revise future filings on Form 8-K furnished with the Commission to comply with Item 10 (e) of Regulation S-K by providing a reconciliation of the differences between all non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each non-GAAP financial measure that you present. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

MAY07SECRES - 13

Confidential Treatment Requested by JDS Uniphase Corporation

Company Response:

In response to the Staff’s comment, in all future filings, the Company intends to provide reconciliations of the differences between all non-GAAP financial measures disclosed or released with the most directly comparable GAAP financial measure or measures calculated and presented in accordance with instruction 2 to Item 2-02 of Form 8-K, and paragraph (e)(1)(i) of Item 10 of Regulation S-K.

Commission Comment:

5.	We noted you provide a measure referred to as GAAP EBITDA in your reconciliations of non-GAAP measures to GAAP measures. Since, by definition, EBITDA is not a GAAP measure, please tell us why you believe your current disclosure related to that measure is appropriate.

Company Response:

We agree that EBITDA, by definition, is a non-GAAP measure and will revise that disclosure in Form 8-K in future periods to include a reconciliation of GAAP Net income (loss) to adjusted EBITDA.

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Memo

To:	Corporate Files, PricewaterhouseCoopers Audit Team
From:	Don Frederick/Paul Kosturos
Date:	February 01, 2007
Re:	Aggregation of 2007 Prior Period Adjustments (SAB 99 Analysis) - Analysis Regarding Materiality

Issue:

Does the recognition of prior period errors in the financial statements of JDSU, taken as a whole, considering judicial precedent, current accounting literature and SEC guidance materially misstate the 2007 financial statements and prior effected periods?

Conclusion:

Based on our current view that the company’s materiality threshold has not changed significantly from prior years we have concluded that the prior period adjustments do not materially effect the financial statement presentation for 2007 and prior effected periods as a whole.

Discussion:

The out of period adjustments recorded in FY07 Q2 were a net positive impact to income of $.6 million, of which $1.9 million relates to prior fiscal years. The impact on prior periods, the quarters and year to date results is computed in the accompanying schedule at Attachment A. The following describe the out of period adjustments recorded during FY07 Q2:

-

CommTest and OCLI invoice accrual errors resulted in an overstatement of cost of sales and operating expense of $2.2 million of which $1.0 million of the overstatement relates to Q1 FY07, and 1.2 million relates to FY06 and FY05.

-

We did not properly record the conversion of the Ramar acquisition convertible notes or the note repayment resulting in an overstatement of interest expense and other income of $1.1 million for prior fiscal years FY06 through FY00.

-	We did not properly record our CM E&O liability for the Hong Kong hub of $.6 million in Q1 FY07 resulting in an understatement of cost of sales.

-	We did not properly record expenses related to FAS 123R resulting in an understatement of cost of sales and operating expense of $.6 million and $.1M of inventories in Q1 FY 07 and Q4 FY 06.

-

We did not properly record deferred rent expense related to the Ottawa facility resulting in an understatement of operating expense $.3 of which $.1 million related to Q1 FY07 and $.2 million related to Q4 FY06.

-

We did not properly record the retention bonus related to the Lightwave acquisition resulting in an understatement of operating expense of $1.2 million of which $1.0 million related to FY06 and, $.2 related million to FY05.

-	A CommTest error in recording a customer product return resulted in a $.5 million understatement of sales in Q1 FY07. This correcting entry will be posted in Q3 FY07.

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Control Environment

The above referenced out-of-period adjustments represent a deficiency in our control environment during the period the entry should have been recorded (See S.A.D. assessment). The remediation efforts established in FY 2006 and continued into FY2007 to address previously documented deficiencies were the primary driver for the detection of the above out of period adjustments. Those remediation efforts include:

-	Hiring a Corporate Controller, two Directors, two Managers and 3 Senior Accountants

-	The establishment of line item ownership of the financial statements

-	Establishment of clear calendars and responsibilities regarding the close process

-

Developed formal processes and meetings with internal departments to facilitate timely communication of issues impacting financial results. Formal meetings included weekly staff meetings, cross-functional meetings and quarterly close meetings. Processes were developed to ensure that identified issues were communicated and addressed.

-

Establishment of formal meetings with internal departments to assist in the identification, proper accounting and communication of non-routine transactions. Controls were implemented to ensure Corporate Accounting was involved in deal structure and contract review of those transactions.

-	Reviewed and updated accounting policies and procedures

-

Developed new, consistent sets of reports for the financial statement close, in order to reduce the dependence on ad hoc reports that historically resulted in control weaknesses. Internal reporting packages were developed to address both GAAP and non-GAAP disclosure requirements, accelerate the close process and improve the accuracy of financial statements by allowing for greater transparency of information, establish a standardization of defined reporting metrics and ensure consistent communication of financial results throughout the Finance Organization.

-	Updated and improved documentation and formal accounting memos regarding technical accounting issues and non-routine transactions.

We believe strengthening is necessary in the control environment with respect to CommTest. Based on the evaluation of CommTest’ a control environment we have been able to complete to date, we have concluded that remediation is needed and are taking the appropriate actions.

Aggregation of prior period errors

Quantitative Materiality Analysis

The first step in analyzing materiality under SAB 99 is a quantitative analysis. Management reviewed the impact on reported net sales, operating income (loss), net income (loss), non-GAAP net income (loss), and net income (loss) per share.

Net Sales

In Q2 FY07 prior period adjustments posted relating to net sales during the quarter were $0.0 million.

Operating Income (Loss)

In Q2 FY07, prior period adjustments relating to GAAP operating income (loss) during the quarter had a negative impact of $.5 million, or 3.2% versus a negative impact of $3.0 million or 5.7% on a year to date basis.

Net Income (Loss)

In Q2 FY07, prior period adjustments relating to net income (loss) during the quarter had a positive impact of $.6 million, or 2.6% versus a negative impact of $1.9 million or 32.8% on a year to date basis.

EPS

In Q2 2007 the EPS impact of prior period adjustments for the quarter is $.00 and negative $.01 on a year to date basis.

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Other

The Company also analyzed the impact to the non-GAAP reported financials. The Company also considers the non-GAAP reported financials in the materiality determination based upon the information the investment community reports on and discusses with management in assessing JDSU performance.

The Company also assessed the impact of the SAB 99 items on individual line items. Adjustments to individual line items were not significant.

In accordance with APB No. 28, paragraph 29, determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

In considering materiality of the prior period adjustments recorded in Q2 FY07 the company considered * would be utilizing key metrics from the company’s FY 07 annual operating plan (AOP). Per the FY 07 AOP, revenue, gross margin, operating expenses, and net income (loss) would be *, respectively, on an adjusted GAAP basis (i.e. non-GAAP numbers adjusted to add back GAAP cost and expenses). Based on these key metrics the prior period posted adjustments recorded in Q2 FY 07 would have *.

In considering materiality with respect to net income (loss) we noted that the trended net income (loss) had reduced on a total year basis from $261.3 million in FY 05, to $151.2 million in FY 06 and *. *, that any measurement of materiality based on percentage change alone may not be meaningful. Alternatively, we considered performance trends and other key metrics to determine materiality. Based on this information our current view is that our materiality has not changed significantly from prior years, and based on that view we have concluded that the prior period adjustments do not materially effect the financial statement presentation for 2007 and prior effected periods as a whole. We will continue to evaluate and define materiality with respect to any new prior period adjustments that may occur as the year develops.

	FY 07 Total Year	Q2 FY07		Q1 FY07		YTD FY07
		$ Adj.	% Adj.	$ Adj.	% Adj.	$ Adj.	% Adj.
Revenue	*	0.0	N/A	0.0	N/A	0.0	N/A
Gross Profit	*	0.3	0.1%	(2.2)	-0.4%	(1.9)	-0.4%
Operating Exp.	*	(0.8)	-0.1%	(0.4)	-0.1%	(1.2)	-0.2%
Other	*	1.1	-3.8%	0.0	N/A	1.1	-3.8%
Net Income (Loss)	*	0.6	7.5%	(2.6)	-32.5%	(2.0)	-25.0%

Balance Sheet Adjustments

The balance sheet adjustments for FY07 Q2 were the following:

-	CommTest accrual errors resulted in an understatement of inventory and other accruals of $1.1 million in Q1 FY07.

-

Errors in recording CommTest foreign currency movements on deferred tax assets resulted in understating of both currency translation adjustment and deferred tax assets by $1.6 million. The foreign currency errors occurred between Q1 FY06 and Q1 FY07.

-	An error in recording CommTest deferred taxes at acquisition on August 3, 2006 resulted in understating both deferred tax assets and overstating goodwill by $.6 million.

-

An error in recording tax loss carryforwards related to the CommTest acquisition on August 3, 2006 resulted in understating CommTest Frances’s deferred tax assets and overstating goodwill by $2.0 million.

-

An error in recording tax loss carryforwards related to the CommTest acquisition on August 3, 2006 resulted in overstating CommTest Brazil’s deferred tax assets by $.9 million, understating goodwill by $1.1 million and overstating tax expense by $.2 million.

We believe that the impact of the balance sheet adjustments are not significant.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

MAY07SECRES - 17

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. While certain Q2 FY07 adjustments are not based on estimates but in fact precise accounting practice these adjustments are not material to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The 2007 prior period adjustments and the “what-if” impact on prior periods has no material impact on EPS and the misstatement did not mask any change in earnings and overall performance trends were not affected. An analysis of year to date performance trends for Q2 FY07 versus Q2 FY06 adjusted for prior period adjustments, shows GAAP operating loss decreased from $137.3 million to 49.2 million, and net loss decreased from $104.4 million to a profit of $7.7 while EPS improved from a loss of $.52 per share to a profit of $.04 per share.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The prior period adjustment as recorded does not materially affect operating loss, net loss or earnings per share with respect to consensus expectations. We only give revenue guidance to analysts’. We do not give guidance for operating loss, net loss or EPS. The impact to Q2 FY07 net sales related to prior period adjustments during the quarter and year to date was $0.0 million. Also, we did not hide any failure to meet analysts’ consensus as the impact to Q2 FY 07 EPS was $.00 for the quarter and negative $.01 year to date. Additionally, the prior period adjustments did not materially affect our past and present performance trends.

•

Whether the misstatement changes a loss into income or vice versa. The prior period adjustments recorded in 2007 or the “what-if” impact of analyzing the impact of the expense in the proper had no material impact on whether a loss or income was reported or the trend. The Q2 FY 07 operating loss of $15.5 million would have still been a loss, and the net profit $23.2 million would have still been a profit had the adjustments been recorded in the proper periods. The adjustments also had no material impact on Q4 FY06 or total FY 06’s revenues, operating loss, net loss or EPS, nor would the adjustments had changed a loss into income or vice versa for FY 06. Additionally, the Q2 FY 07 prior period adjustments did not have had a material impact on the performance trends of the enterprise.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. After reviewing the above factors associated with the JDSU segments, we believe the effect of the prior period adjustment being recognized in 2007 do not yield results that are materially different than the reported numbers for any business segment. Nor would the adjustments have changed a loss into income or vice versa for any segment for either FY 06 or *.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The prior period adjustment has no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The prior period adjustment does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The prior period adjustment has no effect of increasing management’s compensation.

*	Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

MAY07SECRES - 18

•	Whether the misstatement involves concealment of an unlawful transaction. The prior period adjustment does not involve concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We do not believe that disclosure of the prior period adjustment and its impact, would have a significant response in the marketplace, based on their true economic impact on the company.

•	Pervasiveness. SAB 99 discussed pervasiveness as a factor in analyzing materiality in certain contexts. Adjustments are not pervasive to the financial statements as a whole.

•

Consistency of Application of the Error. Although SAB 99 does not suggest consistent application as a qualitative factor, we considered whether the prior period adjustment impact has been consistent over the prior periods and whether the failure to apply certain accounting principles were used to manipulate any reported results or trends. . Based on our review, we do not believe the failure to apply certain accounting principles were used to manipulate any reported results or trends.

Conclusion on Qualitative Materiality

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, we believe the company’s prior period adjustment is not material to the investors’ consideration of the company’s financial statements. Although the prior period adjustment is precise, it does not materially affect net income (loss), earnings per share, the balance sheet or net equity or cash flow for periods prior to June 30, 2006. In addition, JDSU’s prior period adjustment methodology has not impacted performance against consensus estimates, has not shifted the company to profitability, has not affected regulatory compliance, has not affected compliance with significant contracts, has not affected management’s compensation. We do not believe the change in amounts disclosed in JDSU’s statement of operations would have a significant market reaction. We also believe the policy has been consistently applied without any intent to manipulate results.

Disclosure

The Company has disclosed the amount in the MD&A discussion and in the footnotes of the consolidated financial statements.

Overall Materiality Conclusion

JDSU has applied SAB 99’s analytical framework to analyze whether prior period adjustment on the financial statements would be material according to the standard set forth in Northway and FASB Concepts No. 2. Based on our analysis of both quantitative and qualitative factors, management has concluded that the company’s decision to record the prior period adjustments in 2007 would not: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available (Northway) or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances (FASB Concepts No. 2).

The financial measures and trends considered by management to be the most critical to investors, specifically earnings and cash flow, are not significantly impacted by the company’s decision to record prior period adjustments in 2007. The company believes that the recognition would be viewed as immaterial by investors.

Company management and legal counsel to the Company have met with the Audit Committee to thoroughly discuss this memorandum and the impact of the differences noted above. The Audit Committee concurred with the conclusions set forth above that the difference was not material in any prior period and determined that the entire Board of Directors should be briefed on this matter.

MAY07SECRES - 19

Appendix:

Definition of Materiality:

The definition of “materiality” as applied to the preparation and audit of financial statements may be found in case law, accounting literature and the views of the staff of the SEC in Staff Accounting Bulletin No. 99 (“SAB 99”).

The U.S. Supreme Court addressed the definition of materiality in TSC Industries, Inc. v. Northway, Inc. 426 US 438 (1976). The court stated that in order for a fact to be material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Accounting literature contains a similar standard. In FASB Statement of Financial Accounting Concepts No. 2 (1980), the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In 1999, the SEC released SAB 99, which sets forth the SEC staff’s view of the definition of materiality. In it, the staff states that SAB 99 is consistent with, and does not change, the Supreme Court’s definition or existing accounting literature on the definition of materiality. Rather, SAB 99 sets forth an analytical framework for analyzing materiality according to the Supreme Court’s “total mix” standard and FASB’s “surrounding circumstances” concept.

Both the Northway decision and the FASB Concepts No. 2 recognized that determining materiality is a complex judgment that cannot be made mechanically. SAB 99 favorably cites FASB Concepts No. 2, which states that “the predominant view is that materiality judgments can properly be made only by those who have all the facts. [FASB’s] present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.” Likewise, the Supreme Court in Northway found that the determination of materiality was a complex mix of fact and law, stating:

In considering whether summary judgment is appropriate, we must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a “reasonable shareholder” would draw from a given set of facts and the significance of those inferences to him, and these assessments are peculiarly ones for the trier of fact.

SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality that the SEC believes issuers must apply. Under SAB 99, this framework requires first the consideration of “quantitative” factors and, if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative considerations the SEC staff considers important. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that the listed considerations “may well render material a quantitatively small

MAY07SECRES - 20

misstatement of a financial statement item…” It is also important to note that the application of the factors that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature.

The specific qualitative considerations set forth in SAB 99 are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction.

This memorandum will apply the materiality standard set by the Supreme Court in Northway, and by the FASB Concepts No. 2, using SAB 99’s analytical framework, to the facts at hand.

APB Opinion No. 28, Interim Financial Reporting, paragraph 29

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

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Attachment A SAB 99 Analysis Q2 FY07 ($ in millions)	Current Year Impact on Results as Recorded Positive/(Negative) (In millions except per share amounts)

	Q2 ‘07	Q1 ‘07	2007	Q4 ‘06	Q3 ‘06	Q2 ‘06	Q1 ‘06	2006	Q4’05	Q3’05	Q2 ‘05	Q1 ‘05	2005	2004	2003	2002	Prior
Operating Income

Recorded in Q1 FY05
Kaifa Legal Accrual			0.0					0.0				(1.3)	(1.3)	1.3
Kaifa Settlement			0.0					0.0				0.5	0.5	(0.5)

Recorded in Q2 FY05
Ottawa Sick Time Accrual			0.0					0.0			1.2	(0.3)	0.9	(0.9)

Recorded in Q3 FY05
CCPG Depreciation			0.0					0.0		(1.0)	0.1	0.1	(0.8)	0.4	0.4	0.0
Bonus Accruals			0.0					0.0		(0.9)	0.5	0.5	0.0	0.0

Recorded in Q4 FY05
RSU amortization catch up			0.0					0.0	(0.2)	0.1	0.1	0.0	(0.0)	0.0
Kennedy Bonus Accrual			0.0					0.0				(0.5)	(0.5)	0.5
Severence accruals			0.0					0.0	0.6	(0.6)			0.0	0.0
Commission			0.0					0.0	(0.8)	0.8			0.0	0.0
E2O and Fabrinet			0.0					0.0	(0.8)	0.6	0.1		0.0	0.0
Readrite			0.0					0.0	0.4	(0.0)	(0.0)	(0.0)	0.3	(0.3)
Fringe Reserve			0.0					0.0	1.0			(1.0)	0.0	0.0

Recorded in Q1 FY06
Restricted Stock Expense - BOD vest			0.0				(0.0)	(0.0)					0.0	0.0	0.0
FAS 143 ARO			0.0	—	—	—	(1.8)	(1.8)	0.2	0.1	0.2	0.1	0.6	0.6	0.4	0.3
FAS 13 Deferred Rent			0.0	—	—	—	(1.7)	(1.7)	(0.0)	(0.0)	0.0	0.0	(0.0)	0.2	0.4	0.5	0.7
Ewing Remediaton			0.0	—	—	—	(1.0)	(1.0)	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2
Read-Rite Remediation			0.0	—	—	—	(2.4)	(2.4)					0.0	0.0			2.4
Salvage value for Santa Rosa			0.0	—	—	—	(0.7)	(0.7)		0.7			0.7	0.0

Recorded in Q2 FY06
FAS 143 adjustment			0.0	—	—	(1.3)	—	(1.3)	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.4	0.0
FAS 143 adjustment			0.0	—	—	1.2	—	1.2	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.4)	(0.4)	0.0

Recorded in Q3 FY06
Restructuring Termination Benefits			0.0	—	(0.0)	0.4	0.4	0.7	(0.8)	(0.1)	0.0	0.0	(0.8)	0.1	0.0	0.0	0.0
AP reclass			0.0	—	(1.2)	0.1	0.1	(1.0)	0.6	0.1	0.3	0.0	1.0
RMA			0.0	—	0.6	(0.6)		0.0					0.0
NRE			0.0	—	(0.1)	0.1		0.0					0.0
Agilent royalty accrual			0.0	—	(0.4)	0.1	0.1	(0.2)	0.1	0.1			0.2

Recorded in Q4 FY06
Agility retention accrual (go-forward employees)			0.0	(0.3)	0.3			0.0
O&D supplies capitalization			0.0	(0.9)				(0.9)									0.9
O&D Q3 PG&E Accrual			0.0	(0.5)	0.5			0.0
O&D deferred revenue (Optiscan)			0.0	(0.2)	0.2			0.0
FAS 123r			0.0	0.4	(0.4)			0.0
Consulting retainer			0.0	0.3		(0.3)		0.0
Casix non-trade AR write-down			0.0	(0.3)	0.3			0.0
Melbourne Rest Retentions			0.0	(0.2)	0.2	0.1		0.0
Bharti revenue recognition			0.0	(0.3)	0.3			0.0
Insurance stop loss recovery			0.0	1.9	(0.4)			1.5	(1.2)				(1.2)	(0.3)
Read Rite Environmental Liability			0.0	0.6			(0.6)	0.0
UHC reversal			0.0	0.7	(0.7)			0.0
Reversal of other miscellaneous pertaining to old purchase invoices			0.3	(0.1)	(0.2)		0.0
Write off debit in AP			0.0	(0.1)			0.1	0.0
CommTest PPV			0.0	0.4	(0.4)			0.0
CommTest E&O			0.0	0.4	(0.4)			0.0
CommTest E1/Infoflow reconciliation				(0.4)	0.4
CommTest depreciation catch-up			0.0	(0.4)	0.2	0.1	0.1	0.0

Recorded in Q1 FY07
Pumps & Bassett E&O		(1.1)	(1.1)	1.1				1.1
Ottawa Restructuring		(0.4)	(0.4)	0.4				0.4
Shenzhen RMA		(1.1)	(1.1)	(0.7)	1.4	0.1	0.2	1.0	0.1				0.1

Recorded in Q2 FY07
CommTest AP accruals	1.5	(1.0)	0.5	(0.2)	(0.2)	(0.1)		(0.5)					0.0	0.0
OCLI AP accrual Fabrinet invoice	0.7		0.7					0.0		(0.7)			(0.7)	0.0
CM liability Hong Kong Hub	(0.6)	0.6	0.0					0.0					0.0	0.0
FAS 123R	(0.6)	0.4	(0.2)	0.2				0.2					0.0
Ottawa deferred rent	(0.3)	0.1	(0.2)	0.2				0.2					0.0
Lightwave retention bonus	(1.2)	—	(1.2)	0.1	0.3	0.3	0.3	1.0	0.2				0.2

Positive /(Negative) Impact on Operating Income	(0.5)	(2.5)	(3.0)	2.4	0.4	0.0	(7.1)	(4.3)	(0.6)	(0.8)	2.5	(1.8)	(0.6)	1.3	1.4	1.0	4.2

Net Loss

Recorded in Q1 FY05
FX - reval, overstatement of OI&E												(2.0)	(2.0)	2.0
Artiman Equity Adjustment												(0.5)	(0.5)	0.0	0.5

Recorded in Q4 FY05
CTA related to UNL									(2.7)		2.7		0.0	0.0
Tax catch up									(0.3)	0.0	0.0	0.0	(0.2)	0.2
CTA from asset transfer to Japan									0.4				0.4	(0.4)				7,935
CTA from Taiwan									(2.5)	0.4	1.1	(0.2)	(1.2)	0.4	(0.3)	1.1
CTA from UK									(5.7)	0.5	(0.2)	0.1	(5.4)	0.1	5.3
CTA from IOT									0.9	0.0	(0.0)	(0.0)	0.9	(0.1)	(0.8)
CTA from GmbH									0.2				0.2	0.0		(0.2)
CTA from UNL									(9.2)	(2.4)	3.5	8.2	0.0	0.0

Recorded in Q1 FY06

Recorded Q2 FY 06
Prudential shares			0.0			1.4		1.4								(1.4)

Recorded Q4 FY 06
Elimination of FX gain on German debt pay-off			0.0	(0.8)			0.8	0.0

Recorded in Q2 FY07
Ramar acquisition notes payable	1.1		1.1	(0.1)		(0.1)		(0.2)		(0.1)		(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	(0.3)

Positive / (Negative) Impact on Net Loss	0.6	(2.5)	(1.9)	1.0	0.6	1.5	(6.2)	(3.1)	(19.4)	(2.3)	9.6	3.7	(8.4)	3.2	6.0	0.4	3.9

Positive / (Negative) Impact on Net Loss	0.1	(2.9)	(3.0)	2.6	0.0	(0.4)	(4.0)	(1.6)	(0.2)	(0.2)	2.4	(1.9)	0.0	1.0	1.2	0.8

GAAP Operating Loss - as reported	15.5	36.7	52.2	64.6	39.0	49.2	95.2	248.0	109.7	44.6	46.7	33.3	234.3	180.3	900.7	8284.0
GAAP Operating Loss - adjusted	15.0	34.2	49.2	67.0	39.4	49.2	88.1	243.7	109.1	43.8	49.2	31.5	233.7	181.6	902.1	8285.0
% of Operating Loss	3.2%	6.8%	5.7%	3.7%	1.0%	0.0%	7.4%	1.7%	0.5%	1.7%	5.4%	5.4%	0.3%	0.7%	0.2%	0.0%

GAAP Net Loss - as reported	(23.2)	17.4	(5.8)	45.8	(3.7)	42.1	67.0	151.2	145.7	38.6	41.0	36.0	261.3	115.6	(933.8)	(8,738.3)
GAAP Net Loss - adjusted	(22.6)	14.9	(7.7)	46.8	(3.1)	43.6	60.8	148.1	126.3	36.3	50.6	39.7	252.9	118.8	(927.8)	(8,737.9)
% of Net Loss	2.6%	14.4%	32.8%	2.2%	16.2%	3.6%	9.2%	2.0%	13.3%	6.0%	23.3%	10.3%	3.2%	2.8%	0.6%	0.0%

GAAP Net Loss per share- as reported	(0.10)	0.08	(0.03)	0.22	(0.02)	0.20	0.34	0.73	0.80	0.21	0.23	0.20	1.45	0.64	(5.26)	(52.00)
GAAP Net Loss per share -adjusted	(0.10)	0.07	(0.04)	0.22	(0.01)	0.21	0.31	0.72	0.70	0.20	0.28	0.22	1.40	0.66	(5.23)	(52.00)
Shares used	223.5	210.9	210.9	210.6	212.3	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	179.6	177.5	168.0

Non GAAP Net Loss - as reported	(30.0)	(6.8)	(36.8)	2.1	2.8	3.5	15.4	23.8	21.8	23.5	28.6	14.1	88.0	58.1	227.0	721.4
Non GAAP Net Loss - adjusted	(29.9)	(9.7)	(39.6)	4.7	2.8	3.1	11.4	22.0	21.6	23.3	31.0	12.2	88.0	59.1	228.2	722.2
% of Non GAAP Net Loss	0.3%	42.6%	8.2%	124.6%	1.2%	11.3%	26.2%	6.7%	1.1%	0.9%	8.3%	13.5%	0.0%	1.7%	0.5%	0.1%

Non GAAP Net Loss per share- as reported	(0.13)	(0.03)	(0.16)	0.01	0.01	0.02	0.08	0.12	0.12	0.13	0.16	0.08	0.49	0.32	1.28	4.29
Non GAAP Net Loss per share - adjusted	(0.13)	(0.04)	(0.18)	0.02	0.01	0.01	0.06	0.11	0.12	0.13	0.17	0.07	0.49	0.33	1.29	4.30
Shares used	223.5	223.4	223.4	210.6	209.9	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	179.6	177.5	168.0

MAY07SECRES - 22